UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission file number: 001-40231

Universe Pharmaceuticals INC

265 Jingjiu Avenue

Jinggangshan Economic and Technological Development Zone

Ji’an, Jiangxi, China 343100

+86-0796-8403309

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Registered Direct Offering

On December 6, 2024, Universe Pharmaceuticals INC, a Cayman Islands company (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain purchasers named thereto, pursuant to which the Company agreed to issue and sell (i) 388,000 ordinary shares (the “Offered Shares”), par value $0.28125 per share (the “ordinary shares”), (ii) 18,362,000 pre-funded warrants to purchase 18,362,000 ordinary shares (the “Pre-funded Warrants”), and (iii) 18,750,000 common warrants to purchase 18,750,000 ordinary shares (the “Common Warrants”), at a combined purchase price of US0.80 per Offered Share and one accompanying Common Warrant, or at a combined purchase price of US$0.79 per Pre-funded Warrant (in lieu of one Offered Share) and one accompanying Common Warrant, in a registered direct offering (the “Offering”). The Company received approximately $15.0 million in gross proceeds from the Offering, before deducting placement agent fees and estimated offering expenses. The Offered Shares and the ordinary shares underlying the Pre-funded Warrants and the Common Warrants offered under the Securities Purchase Agreement were offered and sold pursuant to the Company’s effective registration statement on Form F-3 (Registration No. 333-268028), initially filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on October 27, 2022 and declared effective by the SEC on November 15, 2022 (the “Registration Statement”), and the base prospectus included therein, as supplemented by the prospectus supplement dated December 6, 2024.

The Offering closed on December 10, 2024. The Company intends to use the net proceeds from the Offering for marketing and promotional activities, expanding production capacity, and working capital and general corporate purposes.

Univest Securities, LLC (“Univest”) acted as the exclusive placement agent in connection with the Offering. Pursuant to the placement agency agreement, dated December 6, 2024 (the “Placement Agency Agreement”), entered into by and between the Company and Univest, Univest was paid placement agent fees equal to 7.0% of the gross proceeds received by the Company in the Offering. The Company also paid Univest $100,000 for accountable fees and expenses and 1% of the gross proceeds received by the Company in the Offering as a non-accountable expense allowance.

The foregoing descriptions of the Securities Purchase Agreement, the Pre-Funded Warrants, the Common Warrants and the Placement Agency Agreement described herein are subject to, and qualified in their entirety by, such documents, which are incorporated herein by reference.

A copy of the opinion and consent of Ogier (Cayman) LLP, as legal counsel in the Cayman Islands to the Company, regarding the legality of the issuance and sale of the Offered Shares and the shares underlying the Pre-funded Warrants sand the Common Warrants offered in the Offering is attached hereto as Exhibit 5.1 and Exhibit 23.1 to this report, which are incorporated by reference into the Registration Statement.

On December 6, 2024, the Company issued a press release announcing the pricing of the Offering. The full text of the press release is attached as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

This current report on form 6-K is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-268028).

Exhibits

No.	Description
5.1	Opinion of Ogier (Cayman) LLP
10.1	Placement Agency Agreement entered into by and between the Company and Univest Securities, LLC, dated December 6, 2024
10.2	Securities Purchase Agreement, dated December 6, 2024, by and among the Company and the purchasers thereto
10.3	Form of Pre-Funded Warrant
10.4	Form of Common Warrant
23.1	Consent of Ogier (Cayman) LLP (included in Exhibit 5.1)
99.1	Press Release – Universe Pharmaceuticals INC Announces $15 Million Registered Direct Offering

Cautionary Note Regarding Forward-Looking Statements

Any statements in this Report on Form 6-K about the Company’s future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties and actual results may differ materially from those expressed or implied by such forward-looking statements. Such statements include, but are not limited to, statements about the anticipated use of proceeds the Offering, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” and similar expressions. Risks that contribute to the uncertain nature of the forward-looking statements include risks and uncertainties set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2023 filed with the SEC and in subsequent filings with the SEC. All forward-looking statements contained in this Report on Form 6-K speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether because of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Universe Pharmaceuticals INC

Date: December 12, 2024	By:	/s/ Gang Lai
Gang Lai
Chief Executive Officer

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